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03007892

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hilasal Mexicana, S.A. de C.V.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 10 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4743

FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4/2/03

82-4743

03 MAR 25 AM 7:21

AR/S
12-31-02

HILASAL MEXICANA, S.A. DE C.V.

Financial Statements

December 31, 2002 y 2001

(With Independent Auditors´ Report Thereon)

(Translation from Spanish Language Original)

KPMG

Calle Alberta No. 2288
Fracc. Colomos Providencia
C.P. 44660 Guadalajara, Jal.

Teléfono: 01 (33) 36 48 42 00
Fax: 01 (33) 36 40 42 20
E-mail kpmgmail@kpmg.com.mx

Independent Auditors' Report

(Translation from Spanish Language Original)

The Board of Directors and Stockholders
Hilasal Mexicana, S. A. de C. V.:

We have examined the accompanying balance sheets of Hilasal Mexicana, S. A. de C. V. as of December 31, 2002 and 2001, and the related statements of income, stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As it is detailed in notes 7 and 11 to the financial statements, the Company adjusted to the market value its cotton inventory, additionally, identified the cost of the depreciation of the idle plant. The Company's administration consider that the effects of the variations of the cotton market price and the depreciation of the idle plant, should not affect its normal operations, therefore the corresponding adjustments are presented in other expenses in the statement of income.

In our opinion, considering the presentation mentioned in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Hilasal Mexicana, S.A. de C.V. as of December 31, 2002 and 2001, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

KPMG CARDENAS DOSAL, S. C.

Guillermo Terán Mares

January 31, 2003

The accompanying financial statements are not intended to present the financial position, results of operations and changes in the financial position in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Mexico. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in Mexico, which are similar to international standards.

HILASAL MEXICANA, S.A. DE C.V.

Balance Sheets

December 31, 2002 and 2001

(Constant thousands of Mexican pesos as of December 31, 2002)

Assets	2002	2001
Current assets:		
Cash and cash equivalents	$ 2,974	15,291
Accounts receivable, net (note 4)	139,716	119,316
Inventories (note 6)	112,817	90,030
Total current assets	255,507	224,637
Property, plant and equipment, net (note 7)	393,454	390,582
Deferred charges, net	3,070	3,224
	$ 652,031	618,443

Liabilities and Stockholders' Equity	2002	2001
Current liabilities:		
Notes payable to banks (note 8)	$ 16,578	33,921
Current installments of long-term debt (note 9)	37,127	23,018
Trade accounts payable	21,924	21,354
Accrued expenses	18,047	7,332
Income tax payable	-	7,607
Employee statutory profit sharing	-	5,135
Related parties (note 5)	6,360	4,532
Total current liabilities	100,036	102,899
Long-term debt, excluding current installments (note 9)	197,297	170,819
Seniority premiums (note 10)	946	793
Other long-term liabilities	-	1,652
Deferred income tax (note 12)	64,388	52,788
Total liabilities	362,667	328,951
Stockholders' equity (note 13):		
Capital stock	162,547	162,547
Additional paid-in capital	41,878	41,878
Purchase of own shares reserve	7,221	5,335
Retained earnings	278,043	294,813
Cumulative deferred income tax	(58,999)	(58,999)
Equity restatement	(141,326)	(156,082)
Total stockholders' equity	289,364	289,492
Contingent liabilities (note 14)		
New accounting pronouncements (note 15)		
	$ 652,031	618,443

See accompanying notes to financial statements.

HILASAL MEXICANA, S. A. DE C. V.

Statements of Income

Years ended December 31, 2002 and 2001

(Constant thousands of Mexican pesos as of December 31, 2002)

		2002	2001
Net sales (note 5)	$	413,524	458,356
Cost of sales (note 5)		285,866	312,705
Gross profit		127,658	145,651
Operating expenses		66,238	70,575
Operating income		61,420	75,076
Comprehensive financial results:			
Interest expense		10,854	17,751
Interest income		(842)	(957)
Foreign exchange (gain) loss, net		29,984	(11,040)
Monetary position gain		(8,344)	(6,543)
Comprehensive financial results, net		31,652	(789)
Other expenses, net (notes 5 and 11)		18,247	29,443
Income before income tax and employee statutory profit sharing		11,521	46,422
Income tax (note 12):			
Current		-	20,840
Deferred		(2,471)	(10,558)
Total income tax		(2,471)	10,282
Employee statutory profit sharing (note 12)		-	5,135
Net income	$	13,992	31,005
Net income per ordinary share (note 13)	$	0.11	0.23

See accompanying notes to financial statements.

HILASAL MEXICANA, S.A. DE C.V.

Statements of Stockholders' Equity

Years ended December 31, 2002 and 2001

(Constant thousands of Mexican pesos as of December 31, 2002)

	Capital stock	Additional paid-in capital	Purchase of own shares reserve	Retained earnings: Appropiated to legal reserve	Retained earnings: Unappropiated	Retained earnings: Total	Cumulative deferred income tax	Equity restatement	Total stockholders' equity
Balances at December 31, 2000	$ 154,799	39,455	18,241	13,060	280,259	293,319	(58,999)	(139,767)	307,048
Increase in legal reserve	-	-	-	2,710	(2,710)	-	-	-	-
Purchase of own shares, net	7,748	2,423	(12,906)	-	-	-	-	-	(2,735)
Dividends declared (note 13)	-	-	-	-	(29,511)	(29,511)	-	-	(29,511)
Net comprehensive income (note 13)	-	-	-	-	31,005	31,005	-	(16,315)	14,690
Balances at December 31, 2001	162,547	41,878	5,335	15,770	279,043	294,813	(58,999)	(156,082)	289,492
Increase in legal reserve	-	-	-	1,531	(1,531)	-	-	-	-
Purchase of own shares, net	-	-	1,886	-	-	-	-	-	1,886
Dividends declared (note 13)	-	-	-	-	(30,762)	(30,762)	-	-	(30,762)
Net comprehensive income (note 13)	-	-	-	-	13,992	13,992	-	14,756	28,748
Balances at December 31, 2002	$ 162,547	41,878	7,221	17,301	260,742	278,043	(58,999)	(141,326)	289,364

See accompanying notes to financial statements.

HILASAL MEXICANA, S. A. DE C. V.

Statements of Changes in Financial Position

Years ended December 31, 2002 and 2001

(Constant thousands of Mexican pesos as of December 31, 2002)

		2002	2001
Operating activities:			
Net income	$	13,992	31,005
Add charges (deduct credits) in operations not requiring (providing) funds:			
Depreciation		42,527	35,144
Accrual for seniority premiums		153	(1,021)
Loss on sale of property, plant and equipment		2,762	-
Deferred income tax		(2,471)	(10,558)
Funds provided by operations		56,963	54,570
Net financing from (investing in) operating accounts:			
Trade receivables, net		(3,218)	24,372
Accounts receivable from related parties		500	5,990
Other receivables and recoverable tax		(17,682)	15,828
Inventories		(22,787)	32,922
Suppliers, accrued expenses and other long-term liabilities		9,633	(18,206)
Income tax and employee statutory profit sharing		(12,742)	10,980
Accounts payable to related parties		1,828	(10,525)
Funds provided by operating activities		12,495	115,931
Financing activities:			
Loans obtained (paid), net		23,244	(52,867)
Dividends paid		(30,762)	(29,511)
Purchase of own shares		1,886	(2,735)
Funds used in financing activities		(5,632)	(85,113)
Investing activities:			
Capital expenditures		(28,444)	(20,963)
Proceeds from sale of propety, plant and equipment		9,110	-
Decrease (increase) in other noncurrent assets		154	(215)
Funds used in investing activities		(19,180)	(21,178)
Increase in cash and cash equivalents		(12,317)	9,640
Cash and cash equivalents:			
At beginning of year		15,291	5,651
At end of year	$	2,974	15,291

See accompanying notes to financial statements.

(Constant thousands of Mexican pesos as of December 31, 2002,

These financial statements have been translated from the Spanish language original only for convenience of foreign/English–speaking readers.

(1) Description of business -

The principal activity of Hilasal Mexicana, S.A. de C.V. (the Company) is the manufacture, purchase and sale of towels and similar products.

(2) Summary of significant accounting policies -

(a) Financial statement presentation -

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP), which require the recognition of the effects of inflation on the financial information, and are expressed in Mexican pesos of constant purchasing power, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (central bank). The indexes used in recognizing inflation were as follows:

December 31	NCPI	Inflation
2002	102.904	5.70%
2001	97.354	4.40%
2000	93.248	8.96%

For purposes of disclosure, pesos or "$" means Mexican pesos, and dollars means U.S. dollars.

(b) Financial information by segment -

The principal activity of the Company is the manufacture, purchase and sale of towels and similar products, the 100% of its revenues are obtained of this business segment, consequently, the Company does not obtain revenues for the commercialization or services rendered different to those related to business segment of sale of towels and similar products.

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2002,
except where is indicated different)

On the other hand, the Company's administration considers that its operations are carry out in one geographic segment, due to the totality of its revenues during 2002 and 2001 were obtained of the North America market (Mexico 69% y 60% and United States of America 31% and 40%, in 2002 and 2001, respectively), in which the business towel segment operates under risks and benefits similar, due to the Free Market Treaty that exists between both countries.

(c) Cash equivalents -

Cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. At the date of the financial statements, interest income and expense and foreign exchange gains and losses are included in the results of operations, under comprehensive financial results.

(d) Inventories and cost of sales -

Inventories are presented at its replacement cost or market value, the lower. The replacement cost is determined by the average cost method based on its standard cost.

Cost of sales represents the replacement cost of inventories at the time of sale, expressed in constant pesos as of the most recent year end.

(e) Property, plant and equipment -

Property, plant and equipment is recorded at acquisition cost and adjusted for inflation by applying NCPI factors. Foreign machinery and equipment is adjusted for inflation using the inflation index of the country of origin of the assets and the change in the foreign exchange rate to the peso.

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2002, except where is indicated different)

Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, determined by independent appraisers. The total useful lives of the principal asset classes are as follows:

	Years
Buildings	44
Machinery and equipment	13
Transportation equipment	11
Furniture and office equipment	18
Computer equipment	7

Repair and maintenance costs are recorded in results as incurred.

(f) ***Seniority premiums -***

Seniority premium benefits to which employees are entitled in accordance with the law are charged to operations for the year based on actuarial computations of the present value of this obligation. Amortization of prior service costs is based on the estimated service lives of existing personnel. At December 31, 2002, the estimated service life of employees entitled to plan benefits approximates 19 years (see note 10).

Other compensation to which employees may be entitled, mainly severance, is charged to operations as incurred.

(g) ***Income (IT) and asset (AT) taxes, and employee statutory profit sharing (ESPS -***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (AT) carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2002, except where is indicated different)

Deferred ESPS is recognized only for timing differences arising from the reconciliation of book income to income for profit sharing purposes, on which it may reasonably be estimated that a future liability or benefit will arise and there is no indication that the liabilities or benefits will not materialize.

(h) Restatement of capital stock and retained earnings -

This restatement is determined by multiplying stockholder contributions and retained earnings by factors derived from the NCPI, which measure accumulated inflation from the dates contributions were made and earnings arose through the most recent year end. The resulting amounts represent the constant value of stockholders' equity.

(i) Additional paid-in capital -

Additional paid-in capital represents the difference between the payment in excess over the nominal shares value, updated through NCPI until the most recent year end.

(j) Purchase of own shares reserve -

It is a reserve that becomes from retained earnings created to temporally purchase shares that represents its capital stock, that were previously placed between the public investors, accordingly with the established in the Mexican Stock Market Law.

Accordingly with the Mexican Stock Market Law reformed on June 1°, 2001, the Company modified its accounting policy to record the purchase of own shares, affecting only the account of purchase of own shares reserve, and made the necessary reclassifications in order to restore the capital stock to its nominal value.

(k) Equity restatement -

Represents the difference between the specific price level of non-monetary assets and the values determined using factors derived from the NCPI, reduced by the related deferred tax effects from the date the related Bulletin was adopted.

(Continued)

(l)* *Cumulative deferred income tax -

Represents the cumulative effect of adopting the deferred taxes bulletin.

(m)* *Comprehensive financial results (CFR) -

The CFR includes interests, foreign exchanges and monetary position.

Transactions in foreign currency are recorded at the rate of exchange prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in force at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are reported in operations for the year.

Monetary position is determined by multiplying the difference between monetary assets and liabilities at the beginning of each month by inflation factors through year end. The aggregate of these results represents the monetary gain for the year arising from inflation, which is reported in operations for the year.

(n)* *Revenue recognition -

Revenue from the sale of goods is generally recognized upon delivery of the products. The Company provides for sales commissions, returns and discounts at the time the related revenue is recognized. These provisions are deducted from sales, or included in selling expenses, as applicable.

(o)* *Business concentration -

The Company is engaged in the manufacturing, purchase and sale of towels and similar products. The Company's products are sold to a large number of customers without significant concentration with anyone of them. The Company provides an allowance for doubtful accounts based on analyses and estimates made by management.

(Continued)

(p) Contingencies -

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. When a reasonable estimation can not be made, qualitative disclosure is provided in the notes to the financial statements. Contingent revenues, earnings or assets are not recognized until their realization is virtually assured.

(q) Impairment of property, plant and equipment -

The Company evaluates periodically the adjusted values of its property, plant and equipment, to determine whether there is an indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the expected revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value.

(r) Use of estimates -

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

(Continued)

(3) Foreign currency exposure -

Monetary assets and liabilities denominated in thousands of dollars as of December 31, 2002 and 2001, were as follows:

	Thousands of dollars	
	2002	**2001**
Current assets	3,177	4,237
Liabilities:		
Current	(6,712)	(7,105)
Long term	(19,044)	(17,625)
	(25,756)	(24,730)
Net liabilities	(22,579)	(20,493)

The exchange rate of the peso to the dollar, as of December 31, 2002 and 2001, was $10.36 and $9.16, respectively. At January 31, 2003, the exchange rate was $10.96.

At December 31, 2002, the Company did not have foreign exchange hedging instruments.

Below is a summary of transactions carried out with foreign entities, for the years ended December 31, 2002 and 2001, excluding imports of machinery and equipment:

	Thousands of dollars	
	2002	**2001**
Exportations of goods	14,415	19,044
Imports of goods	5,631	7,862

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2002, except where is indicated different)

(4) Accounts receivable -

Accounts receivable consist of the following:

		2002	2001
Trade	$	119,477	115,521
Other accounts receivable		8,653	5,444
Recoverable income tax		14,473	-
Related parties (note 5)		43	543
		142,646	121,508
Less allowance for doubtful accounts		2,930	2,192
	$	139,716	119,316

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2002, except where is indicated different)

(5) Related parties transactions and balances -

Transactions carried out with related parties during the years ended December 31, 2002 and 2001, were as follows:

		2002	2001
Sales	$	-	10,066
Purchases		27,266	18,355
Other expenses		907	970
Other income		1,316	3,992

Balances receivable from and payable to related parties as of December 31, 2002 and 2001 are as follows:

Receivable		2002	2001
Textiles San Andrés, S.A. de C.V.	$	43	388
Exportadora Hilasal, S.A. de C.V.		-	155
	$	43	543

Payable		2002	2001
Exportadora Hilasal, S.A. de C.V.	$	6,360	4,352
Fashion Towel, Inc.		-	174
Textiles San Andrés, S.A. de C.V.		-	6
	$	6,360	4,532

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2002, except where is indicated different)

(6) Inventories -

Inventories are comprised as follows:

		2002	2001
Finished goods	$	65,445	47,670
Work in process		10,433	10,130
Raw materials		10,512	12,055
Spare parts		13,785	11,026
Materials		10,207	7,728
Goods in transit		2,435	1,421
	$	112,817	90,030

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2002,
except where is indicated different)

(7) Property, plant and equipment -

Property, plant and equipment are comprised as follows:

		2002	2001
Buildings	$	114,311	121,146
Machinery and equipment		505,568	397,806
Transportation equipment		4,878	5,252
Furniture and office equipment		5,873	4,847
Computer equipment		8,754	7,002
		639,384	536,053
Less accumulated depreciation		284,188	209,381
		355,196	326,672
Land		34,810	38,563
Construction in progress		3,448	25,347
	$	393,454	390,582

Certain of the loans mentioned in notes 8 and 9 are guaranteed by certain property, plant and equipment.

The Company has idle plant facilities approximating 15% of total installed capacity. The estimated amount charged to operations, that the Company recorded in other expenses, was $6,228 in 2002 and $15,524 in 2001 (see note 11).

(Continued)

(8) Notes payable to banks -

At December 31, 2002, debt was comprised for one note signed with Bital, S.A. for an amount of 1,600 thousand of dollars, bearing interest at Libor rate plus 1 point, payable in one installment on February 14, 2003.

At December 31, 2001 was comprised for two notes signed with Bital, S.A. for an amount of 1,500 and 1,000 thousand dollars, that beared interest at Libor rate plus 1.125 and 1 point, respectively, payables in one installment, maturing on February 12 and January 28, 2002, respectively, which were paid in 2002.

Additionally, at December 31, 2001 debt was comprised for a note signed with BBVA Bancomer, S.A. for an amount of 1,000 thousand of dollar, that beared interest at Libor rate plus 0.9697 points, payable in one installment, maturing on February 4, 2002.

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2002, except where is indicated different)

(9) Long term debt -

The long-term debt consists of the following:

		2002	2001
Simple credit undersigned on June 23, 1998 with Bancomer, S.A. for 6,000 thousand dollars, guaranteed with foreign commerce operations, bearing interest at Libor plus 1.65 points, payable in 9 semi-annual installments, maturing on June 23, 2003.	$	6,907	19,383
Simple credit undersigned on July 12, 2001 with Bancomer, S.A. for 5,000 thousand dollars, guaranteed with foreign commerce operations, bearing interest at Libor plus 1.89 points, payable in 8 semi-annual installments, maturing on June 12, 2006.		45,331	48,459
Current account credit undersigned on September 28, 2001 with Banco Santander Mexicano, S.A. for 3,000 thousand dollars, bearing interest at Libor rate plus 1.80 points, payable in one installment, maturing on February 2, 2004.		31,084	29,077
Simple credit undersigned on September 28, 2001 with GE Capital Bank, S.A. for 10,000 thousand dollars, bearing interest at Libor rate plus 1.90 points, payable in 24 monthly installments, maturing on September 29, 2008. Guaranteed with machinery and equipment.		99,295	96,918
Current account credit undersigned on March 12, 2002 with Banco Nacional de Comercio Exterior, S.N.C. for 5,000 thousand dollars, bearing interest at Libor rate plus 1.20 points, payable in one installment, maturing on March 12, 2007.		51,807	-
Total long-term debt		234,424	193,837
Less current installments		37,127	23,018
Long-term debt, excluding current installments	$	197,297	170,819

(Continued)

(Constant thousands of Mexican pesos as of December 31, 2002,

Maturities of long-term debt as of December 31, 2002 are as follows:

Year		Amount
2004	$	61,305
2005		30,220
2006 and thereafter		105,772
	$	197,297

Bank loans establish certain restrictive covenants, the most important of which refer to compliance with certain financial ratios, comprehensive insurance on pledged assets, not to sell, pledge or dispose of the assets At January 31, 2003, the Company was in compliance with all covenants.

(10) Seniority premiums -

The cost, obligations and other elements of the seniority premiums, mentioned in note 2f, have been determined based on computations prepared by independent actuaries at December 31, 2002 and 2001.

The components of the net periodic cost for the years ended December 31, 2002 and 2001 are as follows:

		2002	2001
Net periodic cost:			
Service cost	$	250	273
Interest cost		54	53
Amortization of prior service cost and plan modifications		56	56
Variances in assumptions and experience adjustments		(24)	(15)
Net periodic cost	$	336	367

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2002, except where is indicated different)

The actuarial present value of benefit obligations is as follows:

		2002	2001
Present benefit obligation	$	875	940
Projected benefit obligation (PBO)	$	(1,302)	(1,384)
Unrecognized items:			
Additional liability		(559)	(394)
Unamortized transition liability		915	985
Accrued liability recognized on the balance sheet.	$	(946)	(793)

Assumptions used to determine the net periodic cost of the plan are as follows:

	2002	2001
Discount rate	5%	5%
Rate of compensation increase	2%	2%

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2002,
except where is indicated different)

(11) Other expenses, net -

At December 31, 2002 and 2001, other expenses, net are comprised as follows:

		2001	2000
Adjustment to the value of inventories due to decrease in the cotton market price	$	6,006	9,964
Idle plant		6,228	15,524
Loss on sale of property, plant and equipment		2,762	-
Indemnifications to personal		963	4,987
Others, net		2,288	(1,032)
	$	18,247	29,443

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2002, except where is indicated different)

(12) Income (IT) and asset (AT) taxes and employee statutory profit sharing (ESPS) -

IT and profit sharing expense attributable to income before IT and ESPS differed from the amount computed by applying the Mexican IT rate of 35% and 10% profit sharing to pretax income, as a result of the following:

	2002		2001	
	IT	ESPS	IT	ESPS
Computed "expected" expense	$ 4,032	1,152	16,247	4,641
Effect of the recognition of inflation accordingly with bulletin B-10	(3,149)	(899)	(2,620)	(748)
Increase (reduction) resulting from:				
Effects of inflation, net	2,767	2,224	2,014	(1,070)
Difference between purchases and cost of sales	-	(2,764)	-	2,774
Difference between book and tax depreciation	-	273	-	(291)
Allowances and accruals	-	(43)	-	(273)
Non-deductible expenses	156	44	354	102
Adjustment for deferred tax liabilities for enacted changes in tax laws and rates	(1,893)	-	-	-
Other, net	(4,384)	13	(5,713)	-
IT and ESPS expense	$ (2,471)	-	10,282	5,135

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2002, except where is indicated different)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, at December 31, 2002 and 2001, are presented below:

		2002	2001
Deferred tax assets:			
Inventory balance as of December 31, 1986 not yet deducted	$	5,420	6,018
Allowance for doubtful accounts		996	767
Accrued liabilities		361	439
Seniority premiums		322	277
Net operating loss carryforwards		4,908	-
Total deferred tax assets		12,007	7,501
Deferred tax liabilities:			
Inventories		38,358	31,510
Property, plant and equipment due to differences in rates of depreciation and immediate deduction		36,700	27,542
Other		1,337	1,237
Total deferred tax liabilities		76,395	60,289
Net deferred tax liability	$	64,388	52,788

At December 31, 2002 and 2001, the deferred employee statutory profit sharing is not significant based on Company's calculations.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(Continued)

(Constant thousands of Mexican pesos as of December 31, 2002,

At December 31, 2002, there is a tax loss carryforward for $14,436 and expires in 2012.

A new Income Tax Law was enacted on January 1, 2002. This law provides for a 1% annual reduction in the income tax rate beginning in 2003, so that the rate be 32% in 2005. As a result of these changes, during the year ended December 31, 2002 the Company recognized a decrease in net deferred tax liabilities of $1,893, which was credited to the results of operations in 2002.

(13) Stockholders' equity -

The principal features of stockholders' equity are described below:

a) Structure of capital stock -

- At the Stockholders' Meeting held on March 14, 2002, the stockholders agreed to distribute dividends in the amount of $30,762, corresponding an amount of $0.23 per share.

- At the Stockholders' Meeting held on July 17, 2001, the stockholders agreed to distribute dividends in the amount of $29,511, corresponding an amount of $0.21 per share.

The capital stock at December 31, 2002 is represented by 139,440,000 ordinary, nominative and without nominal value shares serie "A", divided into two classes: 20,160,000 shares of class "I" representing the fixed portion, and 119,280,000 shares of class "II" representing the unlimited variable portion. At December 31, 2002 there are 9,225,254 shares that comprised the purchase of own shares reserve.

(Continued)

b) ***Comprehensive income -***

The comprehensive income reported on the statements of stockholders' equity, represents the results of the total performance of the Company during the year, and includes the items mentioned below which, in accordance with Mexican GAAP, are reported directly in stockholders' equity, except for net income:

		2002	2001
Net income	$	13,992	31,005
Result from holding non-monetary assets		28,827	(21,366)
Deferred income tax on the results from holding non-monetary assets		(14,071)	5,051
Total	$	28,748	14,690

c) ***Income per share -***

Income per share is the result of dividing the income attributed to ordinary shares, between the average of ordinary shares in circulation in the period, the income per share in the years ended as of December 31, 2002 and 2001, is as follows:

		2002	2001
Net income	$	13,992	31,005
Average of shares (thousands)		129,216	131,493
Income per ordinary share	$	0.11	0.23

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2002,
except where is indicated different)

d) Restrictions on stockholders' equity -

Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock. As of December 31, 2002, the statutory reserve amounts to $17,301, and has not reached the required amount.

Stockholder contributions restated as provided by tax law, may be refunded to the stockholders tax-free, to the extent that the tax bases of such contributions equal or exceed stockholders' equity.

Retained earnings on which no income taxes have been paid, are subject to income taxes in the event of distribution, at the rate of 34%, payable by the Company; consequently, the stockholders may only receive 66% of such amounts.

(14) Contingent liabilities -

(a) The five-year period prior to the most recent income tax return filed is open to governmental tax examination.

(b) In accordance with the Income Tax Law, companies carrying out transactions with related parties, whether domestic or foreign, are subject to certain requirements as to the determination of prices, since such prices must be similar to those that would be used in arm's-length transactions

Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related restatement and interest, in addition to penalties of up to 100% of the omitted taxes.

(c) There is a contingent liability arising from labor obligations mentioned in note 2f.

(Continued)

(15) New accounting pronouncements -

(a) Liabilities, accruals, contingent assets and liabilities, and commitments-

In December 2001, the Mexican Institute of Public Accountants issued the new Bulletin C-9, "*Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments*". New Bulletin C-9, effective for fiscal years beginning after December 31, 2002, supersedes former Bulletins C-9, "*Liabilities,*" and C-12, "*Contingencies and Commitments*". New Bulletin C-9 establishes additional guidance clarifying the accounting for liabilities, accruals, and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities, and accounting for the early settlement of liabilities and convertible debt. Additionally, new Bulletin C-9 establishes new rules for disclosing commitments arising from current business operations.

(b) Intangible assets-

In January 2002, the Mexican Institute of Public Accountants issued the new Bulletin C-8, "*Intangible Assets,*" effective for fiscal years beginning after December 31, 2002. New Bulletin C-8 supersedes former Bulletin C-8, "*Intangibles,*" and establishes that qualifying project development costs be capitalized as intangible assets if the criteria for intangible asset recognition are met. The principal criteria are that these costs be identifiable, that there is reasonable certainty that these costs will generate future benefits to the Company benefits, and that the Company has control over such benefits. Other costs, not meeting the new criteria and incurred after the effective date of new Bulletin C-8, should be expensed as incurred. Pre-operating expenses previously recognized under former Bulletin C-8 will continue to be amortized, subject to periodic impairment evaluations. Development costs incurred in a pre-operating stage may be capitalized after meeting certain conditions under new Bulletin C-8.

(Continued)

HILASAL MEXICANA, S.A. DE C.V.

Notes to Financial Statements

(Constant thousands of Mexican pesos as of December 31, 2002, except where is indicated different)

This Bulletin also requires that intangibles acquired in a business combination be accounted for at fair value at the date of the purchase and be separately reported, unless their cost can not be reasonably determined, in which case, they should be reported as goodwill. Also, if there is no active market for these assets, they should be wrote-down to the excess of the book value over the purchase price or to zero. These assets are also subject to periodic impairment evaluations. Amortization of goodwill should be reported in operating expenses in the statements of income.

The Company estimates that the adoption of the new Bulletins C-8 and C-9 will not have a material effect on its financial statements or results of operations.